Exhibit 3.1

FIRST
AMENDMENT
TO
BYLAWS OF
ORAGENICS, INC.
(Approved June 4, 2010)

Pursuant to Article VI of its Bylaws and the provisions of Section 607.1020, Florida Statutes, Section 1 of Article II of the Bylaws of Oragenics, Inc. (the “Corporation”) is amended in its entirety as follows:

Article II
Directors

Section 1. Function and Number. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of the Board of Directors. The number of Directors which shall constitute the whole Board shall be one (1) initially. The number of the directors of the Corporation shall be established by the Board of Directors from time to time. The directors shall be elected from time to time in accordance with these Bylaws. From time to time, the number of directors may be increased or decreased by a majority vote of the Board of Directors.